

DIVISION OF
INVESTMENT MANAGEMENT

June 2, 2010

Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

John E. Stuart
Chief Executive Officer
Full Circle Capital Corporation
800 Westchester Ave., Suite S-620
Rye Brook, NY 10573

RE: Full Circle Capital Corporation
    File Nos.: 333-166302 and 814-00809

Dear Messrs. Boehm and Stuart:

        We have reviewed the registration statement on Form N-2 of Full
Circle Capital Corporation (the "Fund"), which was filed on April 26,
2010, to register its common shares under the Securities Act of 1933
("1933 Act"). The Fund has not yet filed an election to be treated as a
business development company ("BDC") under the Investment
Company Act of 1940 ("1940 Act"), but it did file a notice of its intent
to elect BDC status on Form N-6F.

        According to the registration statement, immediately prior to the
pricing of this offering, the Fund will acquire a portfolio of investments
from two existing private funds, Full Circle Partners, LP and Full Circle
Fund, Ltd. (collectively, the "Full Circle Portfolio Acquisition"), which
are managed by an affiliate of Full Circle Advisors, LLC. The
investments included in the Full Circle Portfolio Acquisition have an
aggregate fair value that is not yet disclosed in the registration
statement. In connection with the Full Circle Portfolio Acquisition, the
Fund proposes to issue both common stock and senior unsecured
notes to the current investors in Full Circle Partners, LP and Full Circle
Fund, Ltd., ("Legacy Investors"). Full Circle Service Company, LLC
will provide administrative services to the Fund.

You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

1.   While the registration statement is incomplete, it appears to us that the public shareholders purchasing in this offering will be subject to some degree of dilution. Thus, it appears that the Legacy Investors will receive some accretion in net asset value per share ("NAV") as a result of the public offering. Please address this issue in the context of Big Apple Capital Corporation (pub. avail. May 6, 1982).

2.   The Fund has granted the underwriters an option, referred to as the overallotment option, to purchase from certain of the Legacy Investors additional shares of common stock at the public offering price, less underwriting discounts and commissions (sales load). Therefore, the Fund will not receive any additional proceeds from any exercise of the overallotment option. In your response letter, please provide detailed answers to the following questions regarding this unusual arrangement.

     a)   Which Legacy Investors are providing the shares for the overallotment option?
     b)   Does the Fund bear any expense, directly or indirectly, (underwriting discounts, commissions (sales load), offering costs, or any other related expense) in connection with the proposed overallotment arrangement? If so, why is the Fund bearing such expenses? Are all such direct and indirect expenses included in the Fund's fee table with appropriate disclosure?
     c)   Is the closing of the private placement contingent upon the closing of the Fund's IPO? Will all shares be issued to accredited investors? Will this be done in reliance on Section 4(2) of the 1933 Act or Rule 506 of Regulation D?
     d)   Will the Legacy Investors be participating in the common stock and senior unsecured note issuance ("Distribution Notes") "with a view to" resell their common shares in the IPO, such that they may be deemed "underwriters", as defined in Section 2(a)(11) of the 1933 Act? We note that the Distribution Notes are redeemable at any time, in whole or in part, at a price of 100% of their principal amount, plus accrued and unpaid interest to the date of redemption, and the Fund must use the net cash proceeds from the issuance of any other senior unsecured notes either to redeem or make an offer to purchase the outstanding Distribution Notes at a price of 100% of their principal amount, plus accrued and unpaid interest to the date of redemption. What Board findings were made in connection with the issuance of the

Distribution Notes? Does the overallotment option merit integration of the Full Circle Portfolio Acquisition and this public offering? Please provide an analysis.

      e) Are the selling shareholders described as parties to the underwriting in the underwriting agreement?

      f) Where is the disclosure with respect to the conflict that this overallotment option presents between prospective shareholders of the Fund and the Legacy Investors (*e.g.,* selling more Fund shares could result in a lower price per share without any concomitant increase in net proceeds or benefit for the Fund and its shareholders)?

      g) The overallotment option circumvents a lock-up period for some of the shares that the Legacy Investors obtained in the Full Circle Portfolio Acquisition. Did any selling shareholders or their affiliates participate in or negotiate for the source of the shares for the overallotment option? Please explain.

      h) In the prospectus, please compare the share price that the Legacy Investors obtained in the Full Circle Portfolio Acquisition with the share price they will receive in the overallotment option. Provide an explanation for any differences.

      i) What legal issues, if any, does the overallotment option as currently structured, present under Section 57 of the 1940 Act?

      j) Please disclose in the prospectus the specific Board findings as to source of the shares for the overallotment option.

      k) When the overallotment is exercised, what is the expected ratio of restricted Fund shares subject to a lock-up compared to the total number of Fund shares then outstanding? If such "overhang" is material, please disclose prominently that the Fund's market price may be adversely impacted by subsequent insider sales following the expiration of the lock-up.

3. Disclose that the Legacy Investors transaction will be made prior to the N-54A filing, or provide an analysis as to the exemptive relief required, if any.

Cover Page

4. Please make prominent (*e.g.,* bold face) the first sentence of the fourth paragraph, which begins: "This is our initial public offering...." See Item 1.1.i. of Form N-2.

5. Relocate the immediate dilution disclosure from the sixth paragraph to the fourth paragraph.

6.   Please do not make prominent (*i.e.*, bold face) the two sentences of the seventh paragraph.

7.   Delete the last sentence of the last paragraph that precedes the table of contents or revise the disclosure to state that the Fund will update for material changes.

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8.   What is the significance of the phrase "Consistent with the approach taken by the Legacy Funds"? Unless the Fund is legally related to the Legacy Funds, we do not understand why there is a reference thereto. In addition, there are instances throughout the registration statement that favorably discuss Full Circle Partners, LP and Full Circle Fund, Ltd. ("Legacy Funds") and the investment adviser's investment team (*e.g.*, page 6) even thought the adviser and the Fund are new. Please revise the disclosure accordingly.

9.   With respect to the Full Circle Portfolio Acquisition, please disclose the criteria used to select the assets that are to be acquired from the Legacy Funds. The statement on page 19 that the Full Circle Portfolio Acquisition investments "were selected in part as a result of their performance and risk characteristics" is too vague. Why are some assets appropriate for the Fund to acquire and other similar assets not being acquired? Since the assets to be acquired in the Full Circle Portfolio Acquisition are less than all of the Legacy Funds' assets, disclose the percentage of assets of the Legacy Funds that the Fund will acquire. Please disclose on a general basis whether there has been any material difference in historic performance between the assets acquired by the Fund and the assets retained by the Legacy Funds.

10.   Purchasers in this offering will be entitled to receive the dividend payment recently declared by the Board of Directors. The disclosure states that the dividend will be paid from post-offering earnings, including interest and capital gains generated by the investment portfolio. As there is no assurance the Fund will have any earnings post offering whatsoever, we do not understand why it is characterized as a "dividend". Moreover, we note that page 10 states that the "dividend payment is contingent upon the completion of our initial public offering". Why isn't this dividend declaration prior to the offering period just simply a return of capital that causes shareholders to pay a sales load on the amount of the distribution? From a shareholder perspective and in light of the contingency of this public

offering, please explain why this is not return of capital. Is this a purchase of a dividend? Please revise the disclosure accordingly.

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11.   Please disclose supplementally whether Full Circle Advisors has completed the investment adviser registration process with the Securities and Exchange Commission under the Investment Advisers Act of 1940. If not, when will this process be completed? See page 8.

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12.   In the second paragraph, disclose what personnel or entities will perform periodic field exams at the borrower level.

13.   Include the percentage of the Fund's accrued monthly income that will have lockbox control, along with the percentage as calculated by principal amount. In addition, please explain why the presentation percentage as calculated by principal amount is for the Legacy Funds. Please revise the disclosure accordingly.

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14.   Please include as a risk factor a statement to the effect that any rise in overall interest rates will likely have the effect of making it easier for the adviser to receive income incentive fees, without a concomitant increase in performance.

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15.   In the sixth bullet point disclose that borrowing will increase the risks of investing.

16.   Disclose that the incentive fee structure of the Fund and the calculation of the base management fee on gross assets give the Fund's investment adviser an incentive to leverage the Fund when it may be unwise to do so, or an incentive to not deleverage the Fund when it would otherwise be appropriate to do so.

17.   In the eleventh bullet point disclose that shares of business development companies often trade below net asset value.

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18.   The Fund intends to use some of the offering proceeds to reduce borrowings under the New Credit Facility, including amounts borrowed in connection with the assumption of the debt outstanding under the Legacy Credit Facilities. Please disclose the amount of net proceeds that will be used to reduce outstanding borrowings under the new credit facility. Did Legacy Investors have any liability in any way on the Legacy Credit Facilities? If the intent was ultimately to reduce Fund leverage, why wasn't some portion of the Legacy Funds assets sold to settle the debts before the Fund acquired the assets and liabilities? Was this alternative considered by the Fund's Board of Directors? Will the Fund be in compliance with the leverage requirements for BDCs when it requests to be declared effective and when it files its N-54A?

19.   Since page 18 states the Fund is acquiring only a portion of the Legacy Funds, will the unacquired assets be leveraged at the same rate as the assets which the Fund is acquiring? If not, the simple and accurate arithmetic determination of liabilities and the more complex and judgmental fair valuing of assets should be explained as it applies to the Full Circle Portfolio Acquisition (*e.g.*, fair value of assets in a leveraged fund can be more problematic than fair value of assets in a non-leveraged fund).   Is the interest rate on the debt the Fund will acquire in the Full Circle Portfolio Acquisition the same as the interest rate on the debt the Fund does not acquire? Please explain.

20.   On page 11, the Fund states that its investment adviser will reduce its fee by an amount that exceeds 1.50% of the Fund's gross . assets. Page 9 states that until the Fund invests the offering proceeds in six to nine months, it will invest in Government securities and other high quality investments. Returns for these proposed investments are such that, in conjunction with even the base management fee, the Fund may likely lose money until it becomes fully invested. Please revise the risk disclosure accordingly.

Page 11

21.   Please explain the meaning of the first sentence under the "Leverage" caption. Why would the Fund actively borrow before the proceeds of this offering are fully invested? Is the Fund considering the Full Circle Portfolio Acquisition and the leverage acquired in that transaction, or is the Fund contemplating new leverage? Revise the disclosure as needed.

22.   Please disclose the maximum amount that the Fund may borrow or leverage.

Page 13

23.   After the term "Incentive fees payable under our investment advisory agreement" in the body of the fee table insert the parenthetical "(20% of income and realized capital gains").

24.   The term "Acquired fund fees and expenses" and footnote (8) should be omitted from the body of the fee table as the Fund asserts this fee will not be incurred because it has no expectation of making such investments.

25.   As the body of the fee table will present the base management fee as a percentage of net assets attributable to common stock, footnote (4) should also disclose the contractual 1.75% base management fee.

26.   The base management fee under the Investment Advisory Agreement is based on gross assets, which is defined as all the assets of the Fund, including those acquired using borrowings for investment purposes. Please explain how the calculation is made to present the fee as a percentage of net assets attributable to common stock. Please include some discussion of leverage and disclose that debt and preferred shares are not allocated expenses, such as advisory fees. Disclose that all estimated leverage costs the Fund will incur during the coming year are included in the fee table.

27.   In the parenthetical of the last bullet point in footnote (5), substitute the word "paid" for the word "allocated".

28.   The disclosure in footnote (5) appears to be inconsistent with the "Use of Proceeds" disclosure on page 9. Conform the disclosure. See comment 18 above.

29.   Provide a cross reference in footnote (6) to the narrative section describing all material terms of the Distribution Notes.

30.   Delete the parentheticals for "(estimated)" in the body of the fee table. Interest expense should also be included as an estimate in footnote (7).

31.   We believe that the Example should present the five percent return required by Form N-2 as if it results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee). The Fund's incentive fees are material and we believe it is unreasonable to simply ignore such fees because the example is premised on a return so low that the incentive fee structure would be inoperative.

Page 15

32.   Please disclose that the Fund's fair value policies are in writing.

Page 17

33.   Please clarify that any reimbursement to Full Circle Advisors for expenses discussed in the first sentence of the third paragraph will not be for any performance related compensation for its employees.

34.   Please revise the disclosure to explain how the conflicts identified in the last sentence of the first and third paragraphs will be resolved to protect shareholder interests. Are there written procedures that have been formally adopted? Is there an officer designated to rule on such conflicts? Please disclose appropriate details.

Page 20

35.   Please provide a side by side comparison of the material factors of New Credit Facility and the Distribution Notes.

Page 24

36.   Please include the substance of the last bullet point in the risk summary.

Page 25

37.   The disclosure states that "[m]ost of the loans in which we invest will not fully amortize during their lifetime". Clarify whether the loans are intentionally structured to not amortize, or whether this occurs for another reason. Please disclose the percentage of, and terms of, the Fund's present portfolio assets that will not be amortized at maturity and the risks thereof *(e.g.,* at maturity, even companies with performing loans may be unable to refinance or repay the unamortized loan balance).

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38. After the word "values" in the fourth sentence of the last paragraph, insert the phrase "regardless of sales load, underwriting discounts, and offering expenses".

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39. The first sentence of the last paragraph is incorrect inasmuch as all common stock issued to Legacy Investors is not subject to a lock-up period (some stock may be purportedly sold in the overallotment option). Revise the disclosure accordingly.

40. In your response letter please provide the basis for permitting Ladenburg Thalmann & Co. Inc. to shorten the 180 days lock-up period, subject to Rule 144 under the 1933 Act. Disclose the benefits the Fund and its public shareholders receive from a shortened lock-up period and how such benefits will be considered by Ladenburg Thalmann & Co. Inc. in deciding to shorten the lock-up period. Disclose the role of the Fund's Board of Directors (including the disinterested directors) in this decision.

41. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities have filed or will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

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42. In the last paragraph the disclosure states: "You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus". Please revise this disclosure to make clear that the Fund has a continuing obligation to update the prospectus during the offering period to reflect material changes. See comment 7 above.

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43. The first sentence of the third paragraph statement "[t]o the extent we have income available, we intend to distribute quarterly dividends...," appears to be inconsistent with the Fund's stated intent to make its first dividend distribution contingent on the completion of the public offering. See comment 10 above.

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44.   Please disclose that an income incentive fee may not be charged on distributions that are characterized as a return of capital.

45.   Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund's distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

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46.   The dilution table must be updated to a more current date.

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47.   With respect to the fifth bullet point, are these fees paid under the Fund's base management fee in the investment advisory agreement? Please explain.

48.   Please explain why the Fund proposes to use the offering proceeds as "cash distributions to holders of our common stock" as discussed in the first sentence of the first full paragraph.

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49.   In the fourth and fifth sentences of the first full paragraph, the Fund discusses the conditions of the Distribution Notes. The Fund's use of Distribution Notes appears to have maintained the leverage included in the Full Circle Portfolio Acquisition while permitting the Legacy Investors to avoid an equity lock-up or an associated deleveraging. Disclose whether this structure presents any risk for prospective shareholders. If so, please provide appropriate disclosure.

50.   In addition, the Distribution Notes are termed "redeemable at any time, in whole or in part, at a price of 100% of their principal amount, plus accrued and unpaid interest. What party has the right to demand redemption and what are the risks and consequences of such a demand? Provide appropriate disclosure, if needed.

51. Clearly disclose what impact and risks the Distribution Notes have on the future leverage capabilities of the Fund. For example, if the Distribution Notes have a lower interest rate than what the Fund might obtain in a current borrowing, would the Fund have to repay the Distribution Notes from current borrowing proceeds even though that would not be the optimal method of financing its operations? Would it even make sense to borrow under this condition? Please add appropriate disclosure.

52. What legal issues arise, if any, when the Distribution Notes are redeemed at a price of 100% of their principal amount, plus accrued and unpaid interest, when the fair value of such Distribution Notes is less than the principal amount plus accrued and unpaid interest? Please explain and add appropriate disclosure.

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53. Please revise the first sentence of the last paragraph to be consistent with Section 15(a)(3) of the 1940 Act.

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54. The last sentence of the carryover paragraph contains unsupported and unrelated performance claims. Please revise the disclosure. <u>See</u> comment 8 above.

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55. In the last sentence of the last paragraph in the "Due Diligence" caption, disclose how the "other outside advisers" will be paid for additional due diligence. Does this service require a Section 15 contract? Will the Fund's investment adviser bear this expense, without reimbursement from the Fund? Please revise the disclosure accordingly.

Page 66

56. This section illustrates the calculation of the incentive fees. We suggest that the Fund provide similar examples in its periodic reports to shareholders to show the calculation of the incentive fees actually paid for the period.

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57.   Vastardis Fund Services, LLC will provide administrative services to the Fund and its investment adviser, Full Circle Advisors. Please disclose specifically the costs and the services that will be provided to Full Circle Advisors and Full Circle Service Company by Vastardis Fund Services, LLC that the Fund will pay for directly or indirectly. Are these services burdened by the overhead of either Full Circle Advisors and/or Full Circle Service Company? Please explain and clarify the disclosure accordingly.

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58.   Please explain the reference to "goodwill" on the balance sheet.

59.   Built-in gain tax is payable at the time the built-in gains are recognized (which generally will be the years in which the built-in gain assets are sold in a taxable transaction). The payment of any such corporate-level tax on built-in gains will be a Fund expense that will be borne by all shareholders. If material, please disclose the maximum built-in gain tax that would be payable if all built-in gain assets were sold (as of the date of the financial statements that are to be included in the registration statement).

Page 93

60.   Under the caption "Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws" the Fund states that "a change from a closed-end company to an open-end company and any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter". Please explain why Section 13(a)(1) of the 1940 Act and the vote required thereunder may be different from the shareholder vote defined in Section 2(a)(42) of the 1940 Act.

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61.   The Fund's financial statements must include the results of the Full Circle Portfolio Acquisition. How and when will that be accomplished?

General

62.   We note that the filing did not include a cover letter. Please include a cover letter in future filings.

63.   We note that material portions of the filing are incomplete and that all exhibits and the financial statements are omitted. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

64.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

65.   Please state in your response letter whether the FINRA has reviewed the underwriting terms and arrangements of the offering.

*   *   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *   *

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,

Kevin C. Rupert
Accountant